Rec'd 7/11/02

UF 7-30-02

UNITED
SECURITIES AND EXC
Washington,

02023549

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SEC FILE NUMBER
8- 51409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Independence Systems Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JUL 1 1 2002
536

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fishbein + Co PC

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 7-30-02

Fishbein&Company, P.C.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 1 1 2002

DIVISION OF MARKET REGULATION

FINANCIAL INDEPENDENCE SYSTEMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

FINANCIAL INDEPENDENCE SYSTEMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

Fishbein&Company, P.C.
Certified Public Accountants

Elkins Park Square -- Suite 200
8080 Old York Road
Elkins Park, PA 19027-1455
215-635-3100
Fax: 215-635-5788

INDEPENDENT AUDITOR'S REPORT

February 4, 2002

Stockholder and Directors
Financial Independence Systems, Inc.
Dania, Florida

We have audited the accompanying statements of financial condition of FINANCIAL INDEPENDENCE SYSTEMS, INC. (An S Corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Independence Systems, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) operating expenses, (2) Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and (3) Independent Auditor's Report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but items (2) and (3) above are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fishbein + Company, P.C.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CURRENT ASSETS		
Cash	$ 363,411	$ 177,134
Securities	3,300	3,300
Commissions receivable	8,712	2,430
Prepaid expenses	1,104	2,731
Total current assets	$ 376,527	$ 185,595

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

	December 31, 2001	December 31, 2000
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 4,244	$ 3,370
LONG-TERM DEBT		
Loan payable - Stockholder (Includes accrued interest of $13,125 - 2001)	213,125	
Subordinated debt - Stockholder (Includes accrued interest of $105,000 - 2001 and $65,625 - 2000)	555,000	515,625
	768,125	515,625
Total liabilities	772,369	518,995
STOCKHOLDER'S EQUITY (DEFICIENCY)		
Common stock - No par value Authorized 100,000 shares Issued and outstanding 5,000 shares	50,000	50,000
Deficit	(445,842)	(383,400)
	(395,842)	(333,400)
	$ 376,527	$ 185,595

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	Year Ended December 31, 2000
REVENUES		
Interest and dividends	$ 9,633	$ 12,010
Fee income	50,999	6,409
Management fee	15,000	
	75,632	18,419
OPERATING EXPENSES	138,074	183,400
LOSS FROM OPERATIONS	(62,442)	(164,981)
EXTRAORDINARY ITEM - Forgiveness of debt		11,400
NET LOSS	($ 62,442)	($ 153,581)

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY)

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Deficit	Total
BALANCE - DECEMBER 31, 1999	$ 50,000	($ 229,819)	($ 179,819)
Net loss		(153,581)	(153,581)
BALANCE - DECEMBER 31, 2000	50,000	(383,400)	(333,400)
Net loss		(62,442)	(62,442)
BALANCE - DECEMBER 31, 2001	$ 50,000	($ 445,842)	($ 395,842)

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($ 62,442)	($ 153,581)
Adjustment to reconcile net loss to net cash used in operating activities		
Accrued interest on subordinated debt - Stockholder	39,375	39,375
Accrued interest on loan payable - Stockholder	13,125	
Increase in commissions receivable	(6,282)	(2,430)
(Increase) decrease in prepaid expenses	1,627	(2,731)
Increase (decrease) in accounts payable and accrued expenses	874	(28,509)
Net cash used in operating activities	(13,723)	(147,876)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of securities - Cash used in investing activities		(3,300)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds of loan payable - Stockholder - Cash provided by financing activities	200,000	
NET INCREASE (DECREASE) IN CASH	186,277	(151,176)
CASH - BEGINNING	177,134	328,310
CASH - ENDING	$ 363,411	$ 177,134

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Nature of Business

The Company operates as a broker-dealer, is registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash

The Company maintains its cash balances in two financial institutions. The balances at each institution are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

d. Securities

Securities consist of 300 shares of Nasdaq, Inc. stock, which is not traded on the open market as of December 31, 2001. They are classified as available-for-sale and are stated at cost which approximates fair value.

e. Advertising Costs

Advertising costs are charged to expense as incurred, and were $12,050 and $4,734 for the years ended December 31, 2001 and 2000, respectively.

f. Income Taxes

The Company has elected to be an S Corporation under the provisions of the Internal Revenue Code. As a result, income and losses of the Company are passed through to its stockholder for federal income tax purposes. Also, in Florida, S corporations are not subject to state corporate income tax.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

2. LOAN PAYABLE - STOCKHOLDER

The loan bears interest at 8.75% accrued monthly. It is not anticipated that any principal payments will be made within one year; accordingly, the debt is classified as long-term.

3. SUBORDINATED DEBT - STOCKHOLDER

The debt bears interest at 8.75% accrued monthly, is due in June, 2004, and is subordinated to all other creditors of the Company.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months of operations and 15 to 1 thereafter. At December 31, 2001, the Company had net capital of $143,099, which was $128,608 in excess of its required net capital of $14,491. The Company's net capital ratio was 1.52 to 1.

5. RELATED PARTY TRANSACTION

The Company leases its office space from a corporation affiliated by common ownership, currently under a two-year operating lease expiring in December, 2002, at an annual rental of $1,200. Rent expense under this lease was $1,200 for each of the years ended December 31, 2001 and 2000.

The management fee was received from a company related by common ownership.

SUPPLEMENTARY INFORMATION

FINANCIAL INDEPENDENCE SYSTEMS, INC.

OPERATING EXPENSES

	Year Ended December 31, 2001	Year Ended December 31, 2000
Payroll	$ 24,000	$ 81,154
Payroll taxes	3,990	6,864
Advertising	12,050	4,734
Commissions	22,131	
Interest	52,500	39,375
Licenses and permits	11,300	22,645
Office expenses	1,981	15,984
Professional fees	3,875	4,000
Rent	1,200	1,200
Telephone	5,047	4,486
Travel and entertainment		2,958
	$ 138,074	$ 183,400

See Independent Auditor's Report on page one and notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity (deficiency)	($ 395,842)
Add subordinated borrowings allowable in computation of net capital	555,000
Total capital and allowable subordinated borrowings	159,158
Deductions and/or charges	
Nonallowable assets	9,816
Other deductions and charges	6,243
	16,059
NET CAPITAL	$ 143,099
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 4,244
Loan payable - Stockholder	213,125
	$ 217,369
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 14,491
Excess net capital	$ 128,608
Ratio: Aggregate indebtedness to net capital	1.52 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital as reported in Company's Part II (Unaudited) FOCUS report	$ 143,099
NET CAPITAL PER ABOVE	$ 143,099

See Independent Auditor's Report on page one and notes to financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 4, 2002

Stockholder and Directors
Financial Independence Systems, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Financial Independence Systems, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, directors, management, the SEC, NASD Regulation, Inc. (District 9), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fishbein & Company, P.C.